EXHIBIT 11

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/22/25 to 5/27/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/21/2025	Sell	900	10.84
5/22/2025	Sell	4,567	10.80
5/23/2025	Sell	111,858	10.77
5/27/2025	Sell	18,362	10.84